UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Stone Energy Corp
(Name of Issuer)
Common Equity
(Title of Class of Securities)
861642304
(CUSIP Number)
Geosphere Capital Management, LLC
747 Third Avenue, 26th Floor
New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)
October 21, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 861642304

1	NAME OF REPORTING PERSON: Geosphere Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-8493181
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.96%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 861642304
ITEM 1.	SECURITY AND ISSUER:
STONE ENERGY CORP
ITEM 2.	IDENTITY AND BACKGROUND:
Geosphere Capital Management, LLC 747 Third Avenue, 26th Floor New York, NY 10017
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Investment Capital
ITEM 4.	PURPOSE OF TRANSACTION:
Capital Appreciation
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
500,000 shares which represents 8.96% of total common equity outstanding
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
None
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
None

CUSIP No.: 861642304
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 27 2016	Geosphere Capital Management, LLC By: /s/ Sing Wu Inman Name: Sing Wu Inman Title: CFO
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).